                                        Filed by Sherritt Coal Acquisition Inc.

                          Filed pursuant to Rules 165 and 425 promulgated under
                                         the Securities Act of 1933, as amended

                                                 Subject Company:  Fording Inc.
                                  Subject company's Commission File No: 1-15230

SHERRITT COAL PARTNERSHIP II'S
SUPERIOR OFFER FOR FORDING
DECEMBER 2002

NOTE TO INVESTORS
--------------------------------------------------------------------------------

IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION, SHERRITT COAL ACQUISITION INC. (AN AFFILIATE OF SHERRITT COAL PARTNERSHIP II) HAS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION A SCHEDULE 14D-1F/A, AND SHERRITT INTERNATIONAL CORPORATION AND CANADIAN COAL TRUST WILL FILE A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, EACH CONTAINING AN OFFER AND CIRCULAR RELATING TO THE PROPOSED BUSINESS COMBINATION DESCRIBED IN THIS PRESENTATION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT SHERRITT COAL ACQUISITION INC., SHERRITT INTERNATIONAL CORPORATION, CANADIAN COAL TRUST, FORDING INC. AND THE PROPOSED BUSINESS COMBINATION. THE OFFER AND CIRCULAR HAVE BEEN SENT TO SECURITY HOLDERS OF FORDING. COPIES OF THE DOCUMENTS AS WELL AS OTHER SEC FILINGS OF SHERRITT COAL ACQUISITION INC., SHERRITT INTERNATIONAL CORPORATION AND CANADIAN COAL TRUST MAY BE OBTAINED, FREE OF CHARGE, FROM THE SEC'S WEBSITE AT WWW.SEC.GOV AS WELL AS FROM SHERRITT COAL ACQUISITION INC. BY DIRECTING A REQUEST TO INVESTOR RELATIONS, 1133 YONGE STREET, TORONTO, ONTARIO, CANADA M4T 2Y7, TELEPHONE (416) 934-7655.

SAFE HARBOR / FORWARD-LOOKING STATEMENTS
--------------------------------------------------------------------------------

THIS PRESENTATION CONTAINS FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS ARE NOT BASED ON HISTORICAL FACTS, BUT RATHER ON CURRENT EXPECTATIONS AND PROJECTIONS ABOUT FUTURE EVENTS. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES. THESE RISKS AND UNCERTAINTIES COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FUTURE RESULTS EXPRESSED OR IMPLIED BY THE FORWARD-LOOKING STATEMENTS.

THIS PRESENTATION DOES NOT CONSTITUTE AN OFFER TO SELL SECURITIES IN ANY JURISDICTION.

THE OFFERS
--------------------------------------------------------------------------------

                  OUR SUPERIOR OFFER                    FORDING / TECK PROPOSAL
                  -------------------------------       ------------------------------------

Offer             - Choice of:                          - Choice of:
                    - $35.00 a share in cash, up          - $34.00 a share in cash,
                      to $850mm, or                         up to $795mm, or
                    - 1 Exchange Right                    - 1 Unit, up to approximately
                      convertible into 1 Unit, up           equal to 27.6mm Units
                      to approximately equal to             issued, or
                      42.4mm issued, or
                    - A combination of the above          - A combination of the above

Max Cash            - $17.63 Cash + 0.496 Right           - $15.60 Cash + 0.541 Unit
proration 1)        - Illustrative Value: $35.00(3)       - Illustrative Value: $34.00(3)

Max Unit            - $6.13 Cash + 0.825 Exchange         - $15.60 Cash + 0.541 Unit
proration 2)          Right and approximately equal       - Illustrative Value: $34.00(3)
                      to $3.00 one-time cash
                      distribution
                    - Illustrative Value: $38.00(3)

FD Units            - 57.8mm(4)                           - Approximately equal to 70.3mm
                                                            units(5)


(1) ASSUMES EVERY SHAREHOLDER ELECTS CASH (OTHER THAN TEACHERS' IN THE CASE OF OUR SUPERIOR OFFER)
(2) ASSUMES EVERY SHAREHOLDER ELECTS UNITS
(3) ASSUMES ILLUSTRATIVE VALUE OF UNIT EQUALS VALUE OF CASH PORTION
(4) ASSUMES THE CONVERSION OF SCP II'S INTEREST INTO UNITS TOGETHER WITH THE UNITS ISSUED TO LUSCAR AND CONSOL FOR METCOAL ASSETS AND THE LUSCAR MINE
(5) ASSUMES TECK CONVERTS ITS FORDING COAL PARTNERSHIP STAKE INTO FORDING TRUST UNITS AND FORDING TRUST SETTLES INDEBTEDNESS ADJUSTMENT WITH UNITS. ALSO INCLUDES EFFECT OF 3.6MM UNIT MANAGEMENT OPTION PLAN

IMPORTANT CONDITIONS TO OUR SUPERIOR OFFER
--------------------------------------------------------------------------------

X FORDING SHAREHOLDERS MUST REJECT THE CURRENT FORDING / TECK PROPOSAL ON JANUARY 3, 2003 (TEACHERS' WILL VOTE AGAINST IT)

X FORDING SHAREHOLDERS MUST TENDER A MINIMUM OF 66 2/3% OF THE OUTSTANDING SHARES (TEACHERS' WILL TENDER FOR EXCHANGE RIGHTS)

X  NO "NON-ARMS LENGTH" COMMITMENT TO WESTSHORE

X  OTHER NORMAL CONDITIONS AND REGULATORY APPROVALS

SHERRITT COAL PARTNERSHIP'S OFFER IS SUPERIOR
--------------------------------------------------------------------------------

MORE ATTRACTIVE CONSIDERATION OFFERED
X  Higher cash amount per share ($35.00 vs. $34.00)
X More cash delivered to shareholders in max cash scenario ($17.63 vs. $15.60) X More potential initial value delivered to shareholders in max unit scenario
   ($38.00 vs. $34.00)(1)
X $1.05 distribution target for the first quarter with greater cost savings opportunity
X  Subordination supports $1.05 cash distribution in each quarter of 2003
X  Substantially less indebtedness in Trust
X  No risk of dilution from "Teck-type" conversion



 OUR TRUST IS SUPERIOR TO THE FORDING / TECK TRUST
X Added cost savings from closer geographic proximity, Neptune terminal and B.C. mineral tax pool
X  No currency hedge liabilities
X  Corporate governance aligned with unitholders
X  Lower corporate overhead costs




(1) ASSUMES UNIT VALUE EQUALS CASH VALUE. INCLUDES APPROXIMATELY $3.00 ONE-TIME CASH DISTRIBUTION FOR SHERRITT COAL PARTNERSHIP II'S SUPERIOR OFFER

------------------------------------------------------------------------------
STRONGER DISTRIBUTABLE CASH FLOW POTENTIAL
------------------------------------------------------------------------------

ESTIMATED PRO FORMA DISTRIBUTABLE CASH FLOW PER UNIT PLUS COST SAVINGS PLUS IMPROVED VOLUME

                                         CANADIAN COAL TRUST                     FORDING / TECK TRUST
                                    ------------------------------          ------------------------------

IMPROVED VOLUME                     $0.40                                   $0.69
COST SAVINGS                        $0.87                                   $0.41
PRO FORMA DISTR. CF PER UNIT        $3.40                                   $3.07
                                    -----                                   -----
TOTAL                               $4.67                                   $4.17
                                    =====                                   =====


SOURCE: BASED ON ANNUALIZED PRO FORMA 9/30/02 DISTRIBUTABLE CASH PER UNIT
    PLUS COST SAVINGS PLUS ESTIMATED VOLUME IMPROVEMENTS. SEE APPENDIX FOR CALCULATION DETAILS

------------------------------------------------------------------------------
FORDING / TECK TRANSACTION STRUCTURE
------------------------------------------------------------------------------

[GRAPHIC]

(1) ASSUMING APPROXIMATELY 50.9 MILLION COMMON SHARES ARE OUTSTANDING ON A FULLY DILUTED BASIS, UPON COMPLETION OF THE ENHANCED ARRANGEMENT, THE PARTICIPATING SHAREHOLDERS WILL OWN APPROXIMATELY 73.4% OF THE OUTSTANDING UNITS

(2) NEW FORDING WILL BE THE CONTINUING CORPORATION RESULTING FROM THE AMALGAMATIONS OF FORDING, FCL AND SUBCO

(3) NEW FORDING WILL HOLD 62.3% AND TECK WILL HOLD 37.7% OF THE FORDING COAL PARTNERSHIP UNITS

(4) NEW FORDING WILL HOLD A SINGLE VOTING SHARE IN MINERA NYCO S.A. DE C.V. IN ORDER TO COMPLY WITH MEXICAN CORPORATE LAW WHICH REQUIRES THAT CORPORATIONS SUCH AS MINERA NYCO S.A. DE C.V. HAVE AT LEAST TWO SHAREHOLDERS

------------------------------------------------------------------------------
SHERRITT/TEACHERS' TRANSACTION STRUCTURE
A SIMPLER STRUCTURE
------------------------------------------------------------------------------

[GRAPHIC]

(1) EXCHANGEABLE AFTER ONE YEAR INTO EQUIVALENT UNITS OF CANADIAN COAL TRUST

(2) ASSUME LUSCAR AND CONSOL EXERCISE PUT

------------------------------------------------------------------------------
SHERRITT/TEACHERS' ASSET TRANSFER OVERVIEW
------------------------------------------------------------------------------

                                          METCOAL ASSET TRANSFER(1) AND LUSCAR
     FORDING PRAIRIE ASSET TRANSFER                  MINE PUT(2)
-------------------------------------     ------------------------------------
              [GRAPHIC]                                [GRAPHIC]

-   Proceeds consist of the amount        -   Estimated value of $224mm ($35
    necessary to pay (i) FDG existing         unit valuation)
    debt and transaction fees (is
    approximately equal to $166mm),       -   Attractive businesses with
    (ii) hedge cancellation fees (is          potential upside
    approximately equal to $115mm) and
    (iii) break-up fees ($51mm), net      -   Includes approximately $300mm
    of $90mm of bridge loan proceeds          of Line Creek mineral tax pool

-   Annuity type business with
    limited upside

-   Assets to be conveyed in a tax
    neutral manner



(1) CONSISTS OF 100% OF LINE CREEK MINE, 100% OF CHEVIOT MINE PROJECT (UNDEVELOPED) AND 46% STAKE IN NEPTUNE TERMINAL. CONSIDERATION ALSO INCLUDES A 2.5% ROYALTY PAYMENT IF THE CHEVIOT MINE PROJECT WERE EVER DEVELOPED

(2) LUSCAR MINE PUT CONSISTS OF LUSCAR AND CONSOL'S RIGHT TO SELL THE MINE TO THE CANADIAN COAL TRUST FOR 0.25MM UNITS EACH. MOST RECLAMATION LIABILITIES ASSOCIATED WITH THE LUSCAR MINE WILL BE RETAINED BY LUSCAR AND CONSOL

                             CANADIAN COAL TRUST
                            INVESTMENT HIGHLIGHTS

------------------------------------------------------------------------------
STRONG BUSINESS CASE FOR DISTRIBUTION TARGET
------------------------------------------------------------------------------


    TARGET 1Q           TARGET 1Q                      CANADIAN
     2003(1)              2003                 COAL TRUST'S ADVANTAGES
  ---------------   ----------------    --------------------------------------
    [GRAPHIC]           [GRAPHIC]       -    Greater cost savings opportunity
                                             -    is approximately equal to 1/3
                                                  of expected cost savings to
                                                  be realized in 2003
                                             -    Cost savings after 2003
                                                  expected to increase annual
                                                  distributed cash flow per
                                                  unit by approximately $0.60
                                        -    Less risk from lower debt and
                                             interest cost
                                        -    No hedge exposure
                                        -    Eliminates significant capex from
                                             Fording Prairie operations(2)
                                        -    Upside potential from improved
                                             Line Creek mine and Cheviot mine
                                             project

(1) CANADIAN COAL TRUST WILL HAVE A TARGET DISTRIBUTION OF $1.05 FOR THE FIRST QUARTERLY DISTRIBUTION FOR 2003, AND SUBORDINATION BY THE PARTNERSHIP TO SUPPORT A $1.05 DISTRIBUTION IN EVERY QUARTER OF 2003

(2) FORDING PRAIRIE INCLUDES SIGNIFICANT LEVELS OF CAPEX ASSOCIATED WITH NEW CUSTOMER CONTRACTS

------------------------------------------------------------------------------
CANADIAN COAL TRUST'S SUBORDINATION
PROVIDES DOWNSIDE PROTECTION
------------------------------------------------------------------------------


             DESCRIPTION                               BENEFITS
------------------------------------   ---------------------------------------

-   Unitholders will receive a $1.05   -   More certain cash flow distribution
    quarterly distribution per quarter     to unitholders
    before SCPII receives its
    distribution                       -   Demonstrates Sherritt / Teachers'
-   SCPII's subordination each quarter     confidence that distributable cash
    will be capped at $11.25mm             flow of $1.05 per quarter will be
-   Subordination will be provided for     achieved
    quarterly distributions in 2003



     ILLUSTRATIVE IMPACT ON 2003E ANNUAL DISTRIBUTABLE CASH FLOW PER UNIT
------------------------------------------------------------------------------

                                   [GRAPHIC]

(1) BASED ON ANNUALIZED NINE MONTHS THRU SEPTEMBER 30, 2002 SENSITIVITY TABLE IN FORDING SUPPLEMENT

-------------------------------------------------------------------------------
CANADIAN COAL TRUST WILL HAVE LESS
INDEBTEDNESS THAN FORDING / TECK TRUST
-------------------------------------------------------------------------------

       APPROXIMATE LEVERAGE
 (EXCLUDES WORKING CAPITAL DEBT)(1)          BENEFITS OF LESS INDEBTEDNESS
-------------------------------------  ----------------------------------------
                                       -- Less financial risk to distributions

                                       -- Less interest expense

                                       -- Less refinancing risk

           [CO GRAPHICS]               -- Increased ability to fund growth /
                                          expansion

                                          -- Fording's ability to access
                                             capital in the future will be
                                             more limited given its high
                                             leverage

(1) EXCLUDES WORKING CAPITAL FACILITY. SIZE UNSPECIFIED AT FORDING / TECK TRUST AND $25MM AT CANADIAN COAL TRUST
(2) ANNUALIZED 9 MONTHS TO SEPTEMBER 30, 2002. EBITDA ELIMINATES HEDGING COSTS FOR CANADIAN COAL TRUST
(3) EXCLUDES ESTIMATED MARK-TO-MARKET UNSECURED HEDGING DEBT OF APPROXIMATELY $115 MILLION

-------------------------------------------------------------------------------
NO RISK OF "TECK-TYPE" DILUTION

-------------------------------------------------------------------------------

-- Teck directly invested at Fording Coal Partnership level

   --  Fording Coal Partnership has no debt (except working capital revolver)

   -- Teck is able to convert its Fording Coal Partnership investment into Units and will be compensated for assuming a share of Trust's leverage with either (i) cash, (ii) debt or (iii) more Trust units

-- A Teck conversion could significantly dilute existing unit holders

   -- If converted today, Teck could take over the Trust with 51% ownership



                               [CO GRAPHICS]



SOURCE:  FORDING SUPPLEMENT

-------------------------------------------------------------------------------
MORE FOCUSED ON METALLURGICAL COAL
CANADIAN COAL TRUST'S VS. FORDING / TECK TRUST'S SALES COMPOSITION
-------------------------------------------------------------------------------

         CANADIAN COAL TRUST                     FORDING / TECK TRUST
-------------------------------------  ----------------------------------------



            [CO GRAPHICS]                            [CO GRAPHICS]



-- Assets to be included:             -- Assets to be included:
   -- 100% of Fording's Mountain         -- 62% of Elkview Mine
      operations                         -- 62% of Fording's Mountain
   -- 100% of Fording's Industrial          operations
      Mineral's operations               -- 62% of Fording's Prairie
   -- 100% of Line Creek mine               operations
   -- 100% of undeveloped Cheviot        -- 100% of Fording's Industrial
      mine project                          Minerals operations
   -- 46% interest in Neptune
      terminal
   -- 100% of Luscar mine ex
      reclamation(1)

SOURCE:  FORDING AND LUSCAR PUBLIC FILINGS

(1) ASSUMES LUSCAR AND CONSOL EXERCISE THEIR PUT RIGHT TO SELL THE LUSCAR MINE 0.25MM UNITS EACH

-------------------------------------------------------------------------------
GREATER ESTIMATED COST SAVINGS AND SYNERGY OPPORTUNITIES

-------------------------------------------------------------------------------

                                                               FORDING / TECK
                           CANADIAN COAL TRUST                    PROPOSAL
                       ---------------------------             --------------
MORE EFFICIENT         -- is greater than $25mm                is approximately
MINE OPERATIONS           -- Mine operations optimization,     equal to $25mm
                             purchasing, rail and corporate
                          -- Shift Luscar production to
                             Cheviot mine project or lower
                             cost Fording mines

ESTIMATED TERMINAL     -- Cheaper throughput at Neptune        -- None
SAVINGS                   Terminals
                          -- Up to 8mm tonnes of additional
                             capacity
                          -- Cost savings of up to 2.50/tonne

ESTIMATED TAX SAVINGS  -- Potential to utilize existing        -- None
                          is approximately equal to $300mm
                          Line Creek B.C. mineral tax pool

EST. TOTAL COST        -- $50MM                                -- $25MM
SAVINGS

ADDITIONAL MARKETING   -- Comparable to Fording / Teck         -- $25mm
& COAL BLENDING
SYNERGIES

-------------------------------------------------------------------------------
CONTIGUOUS FORDING RIVER, GREENHILLS & LINE CREEK MINES

-------------------------------------------------------------------------------



                               [CO GRAPHIC]

-------------------------------------------------------------------------------
CANADIAN COAL TRUST WILL NOT HAVE FORDING'S HEDGE LIABILITY

-------------------------------------------------------------------------------

                                             HISTORICAL FORDING / TECK TRUST
          HEDGING OVERVIEW                    HEDGE LOSSES (CAD MILLIONS)(1)
--------------------------------------   --------------------------------------
-- Canadian Coal Trust will not
   have exposure to Fording's
   current hedge liability

-- Estimated hedge
   cancellation costs of
   $115mm will be paid out                             [CO GRAPHIC]
   prior to formation of
   Canadian Coal Trust

-- Fording / Teck Trust would
   retain USD $1.5 billion of
   hedge exposure through
   2006

(1) BASED ON 62.3% OF METALLURGICAL COAL ASSETS HELD BY FORDING / TECK TRUST

-------------------------------------------------------------------------------
CANADIAN COAL TRUST WILL HAVE MORE
UNITHOLDER FRIENDLY GOVERNANCE
-------------------------------------------------------------------------------

         CANADIAN COAL TRUST                     FORDING / TECK PROPOSAL
-------------------------------------    --------------------------------------
-- MAJORITY INDEPENDENT BOARD            -- MAJORITY TRUSTEES AND BOARD
-- ALL INDEPENDENT TRUSTEES                 NOMINATED BY TECK/WESTSHORE



        [CO GRAPHICS]                                 [CO GRAPHICS]



                                                                            20

-------------------------------------------------------------
CANADIAN COAL TRUST WILL HAVE LOWER
CORPORATE OVERHEAD COSTS
-------------------------------------------------------------



                 OUR SUPERIOR OFFER              FORDING / TECK PROPOSAL
                 ------------------              ------------------------


MANAGEMENT      -  Combined strength of existing  -  Existing management team
TEAM               Luscar and Fording management


ESTIMATED       -  Guaranteed existing level of   -  $2 million additional costs
CORPORATE          corporate overhead
OVERHEAD           (excluding one time charges),
COSTS              with incentives to lower costs
                   to Trust


MANAGEMENT      -  Percentage of cost savings   -  3.6 million Trust options
INCENTIVE          -- No additional costs or        available to management with
                      dilution to Trust             resultant cost and potential of
                                                    dilution being incurred by Trust


INDEPENDENCE    -  Arms length with independent -  Non-arms length
                    trustees

                                   FINANCIAL APPENDIX

-------------------------------------------------------------
STRONGER DISTRIBUTABLE CASH FLOW GROWTH POTENTIAL
CAD IN MILLIONS, EXCEPT PER SHARE
-------------------------------------------------------------


                                                                     9 Months Ended 9/30/02
                                                           Canadian Coal Trust        Fording/Teck Trust


Fording Trust Distributable Cash Flow (Pre-Reserve)                  98                         98
-  Estimated Fording Industrial Minerals EBITDA less capex           (6)                         0
+  Elimination of Fording Trust Interest Expense                     15                          0
                                                                     --                         --

Fording Trust Cash Flow From  Fording  Coal Partnership             106                         98
ADJUSTED CASH FLOW FROM FORDING COAL PARTNERSHIP                    171            (1)          98               (2)
+  Termination of Foreign Exchange Hedge                             65                          0
+  Estimated Met Coal Assets EBITDA less capex less mining taxes      2                          0
+  Estimated Luscar mine EBITDA less capex                           19                          0
-  Estimated Canadian Coal Trust Interest Expense                   (12)           (3)           0
+  Estimated Fording Industrial Minerals EBITDA less capex            6                          0
-  Estimated Elimination of Elkview Assets' EBITDA less capex
     less mining taxes                                              (73)                         0
-  Estimated Elimination of Fording Thermal Assets' EBITDA
     less capex                                                     (30)                         0
                                                                     --                         --
DISTRIBUTABLE CASH FLOW PER UNIT (PRE-RESERVE)                      147                         98
Less Reserve @ 10%                                                    0            (4)          10
Illustrative Distributable Cash Flow                                147                         88
Number of Units (in millions)                                      57.8            (5)        38.2
Distributable Cash Flow Per Unit                                  $2.55                      $2.30

ANNUALIZED DISTRIBUTABLE C.F. PER UNIT                            $3.40                        3.07
+  Cost Synergies (6)                                                50                          16            (1)
+  Estimated Increased From Volume Improvements                      23            (7)           27            (1)(8)
ANNUALIZED DIST. C.F. PER UNIT WITH SYNERGIES AND
  IMPROVED VOLUME                                                 $4.67                       $4.17


    SOURCE: FORDING PUBLIC FILINGS, INVESTOR ROADSHOW, AND SHERRITT AND LUSCAR MANAGEMENT ESTIMATES
(1) BASED ON FORDING TRUST 62.3% OWNERSHIP STAKE IN FORDING COAL PARTNERSHIP
(2) FORDING WILL RETAIN ITS HEDGE GOING FORWARD WHILE CANADIAN COAL
    TRUST WILL ELIMINATE THE EXISTING HEDGE
(3) BASED ON TOTAL DEBT, INCLUDING WORKING CAPITAL, OF $325M AND AN INTEREST RATE OF 5.0%
(4) LACK OF ADDITIONAL CAPITAL EXPENDITURES FOR FORDING THERMAL OPERATIONS
    AND INCREASED FINANCIAL FLEXIBILITY FROM LESS DEBT EFFECTIVELY ELIMINATES CCT'S NEED FOR RESERVE
(5) 57.8 MM UNITS REFLECTS ECONOMIC SPLIT OF METCOAL COMPANY CASH FLOWS WITH
    SCPII
(6) BASED ON ANNUAL ESTIMATED COST SAVINGS OF $50M FOR CANADIAN COAL TRUST AND $25M FOR FORDING COAL PARTNERSHIP
(7) ASSUMES ANNUAL VOLUME INCREASES OF 1.8M TONNES AT FORDING'S MET OPERATIONS AND LINE CREEK AND EACH ADDITIONAL TONNE GENERATED $13.0M OF CASH FLOW
(8) BASED ON 1.9M ADDITIONAL TONNES WITH EACH ADDITIONAL MILLION TONNE GENERATING $13.0M OF CASH FLOW

-------------------------------------------------------------
SOURCES AND USES OF FUNDS
-------------------------------------------------------------


                                                 REPAYMENT OF FDG
                 FORDING SHARE                   DEBT, BREAK-UP FEE &
                   PURCHASE                      HEDGE CANCEL FEE
                 -------------                   --------------------


ESTIMATED        $850mm (max cash                 Estimated at $332m
  USES              scenario)

ESTIMATED        -  $640mm from                  -  $90mm of $300mm
 SOURCES            Partnership                     bridge loan facility

                 -  $210mm of $300mm             -  Remainder from the
                    bridge loan facility(1)         Partnership(2)



- IF $210MM BRIDGE LOAN FACILITY IS NOT REQUIRED TO PURCHASE FDG SHARES, THEN THE CANADIAN COAL TRUST INTENDS TO MAKE A ONE-TIME CASH DISTRIBUTION TO UNITHOLDERS TO ENSURE THAT THE $300MM BRIDGE LOAN FACILITY IS FULLY DRAWN

- IN EXCHANGE, FORDING THERMAL ASSETS WILL BE TRANSFERRED TO THE PARTNERSHIP AND/OR THE AFFILIATES IN A TAX NEUTRAL MANNER

-------------------------------------------------------------
ONE-TIME CASH DISTRIBUTIONS TO UNITHOLDERS
-------------------------------------------------------------


DESCRIPTION
----------------------------

-  Offeror intends to use $210mm of its
   $300mm bridge loan facility to purchase
   Fording shares

-  If more than 69% of shareholders elect
   Exchange Rights, then all of the
   $210mm bridge loan proceeds are not
   needed to purchase Fording shares

-  Any amount of the $210mm bridge loan
   proceeds not used to purchase Fording
   shares will be used to make a one-time
   cash distribution to unitholders

INDICATIVE ONE-TIME CASH
 DISTRIBUTION PER UNIT
----------------------------

% FDG SHAREHOLDERS ELECTING
    EXCHANGE RIGHTS

       [GRAPHIC]

less than 69.0%  $0.00
          72.5%  $1.13
          75.0%  $1.91
          77.5%  $2.69
          80.0%  $3.46
more than 81.0%  $3.63

----------------------------------------------------------------------------
    CONTACT INFORMATION
----------------------------------------------------------------------------
              THE INFORMATION AGENT FOR THE ENHANCED OFFER IS:
                        INNISFREE M&A INCORPORATED
----------------------------------------------------------------------------

                        501 MADISON AVENUE
                             20TH FLOOR
                      NEW YORK, NEW YORK 10022

              TELEPHONE: 1-877-750-5837 (ENGLISH SPEAKERS)
                     1-877-750-9499 (FRENCH SPEAKERS)
              BANKS AND BROKERS CALL COLLECT: (212) 750-5833




             THE DEALER MANAGERS FOR THE ENHANCED OFFER ARE:
                               IN CANADA
----------------------------------------------------------------------------

    NATIONAL BANK FINANCIAL INC.     BMO NESBITT BURNS INC.
    TELEPHONE: (416) 869-3707        TELEPHONE: (416) 359-8137
    1-800-636-3675                   1-888-355-6634



             ANY QUESTIONS AND REQUESTS FOR ASSISTANCE MAY BE DIRECTED
          TO THE DEALER MANAGERS, THE DEPOSITARY, THE U.S. FORWARDING AGENT
           OR THE INFORMATION AGENT AT THEIR RESPECTIVE TELEPHONE NUMBERS
                       AND LOCATIONS SET OUT ABOVE.

--------------------------------------------------------------------
CONTACT INFORMATION
--------------------------------------------------------------------
                  THE DEPOSITARY FOR THE ENHANCED OFFER IS:
                         CIBC MELLON TRUST COMPANY
--------------------------------------------------------------------
          BY MAIL                             BY HAND OR BY COURIER
        P.O. BOX 1036                              199 BAY STREET
  ADELAIDE STREET POSTAL STATION              COMMERCE COURT WEST
    TORONTO, ONTARIO M5C 2K4                  SECURITIES LEVEL
                                            TORONTO, ONTARIO M5L 1G9
                                           TELEPHONE: (416) 643-5500
                                           TOLL FREE: 1-800-387-0825
                                         E-MAIL: inquiries@cibcmellon.com



      HALIFAX                        CALGARY          MONTREAL                VANCOUVER
1660 HOLLIS STREET             600 THE DOME TOWER   2001 UNIVERSITY STREET   1066 WEST HASTINGS STREET
CENTENNIAL BUILDING,           333-7TH AVE. S.W.,    16TH FLOOR               16TH FLOOR
      SUITE 406                     6TH FLOOR       MONTREAL, PQ H3A 2A6     VANCOUVER, BC V6E 3X1
HALIFAX, NS B3J 1V7            CALGARY, AB T2P 2Z1


    THE U.S. FORWARDING AGENT FOR THE ENHANCED OFFER IS:
               MELLON INVESTOR SERVICES, LLC
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               BY HAND OR BY COURIER
         120 BROADWAY STREET, 13TH FLOOR
               NEW YORK, NEW YORK 10271

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  TO THE DEALER MANAGERS, THE DEPOSITARY, THE U.S. FORWARDING AGENT OR THE
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